February 8, 2019

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attn: Amanda Ravitz

Re:	Withdrawal of Registration Statement on Form S-1 (File No. 333-224715)

Dear Ms. Ravitz:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nexeon MedSystems Inc (the “Company”) hereby requests that the Registration Statement on Form S-1 (File No. 333-224715), initially filed with the Securities and Exchange Commission (the “Commission”) on May 7, 2018 (as amended, the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Company is seeking withdrawal of the Registration Statement because it is no longer pursuing its public offering of its common stock. The Registration Statement has not been declared effective, and none of the Company’s securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c) under the Securities Act, the Company advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Nexeon MedSystems Inc, 1910 Pacific Avenue, Suite 20000, Dallas, Texas 75201.

Should you have any questions regarding these matters, please contact the undersigned at (844) 919-9990.

Very truly yours,

NEXEON MEDSYSTEMS INC

By:	/s/ William Rosellini
Name: Title:	William Rosellini Chief Executive Officer